NORTHSTAR REAL ESTATE INCOME II, INC.
SUPPLEMENT NO. 7 DATED FEBRUARY 4, 2016
TO THE PROSPECTUS DATED OCTOBER 16, 2015

This Supplement No. 7 supplements, and should be read in conjunction with, our prospectus dated October 16, 2015, as supplemented by Supplement No. 1 dated November 10, 2015, Supplement No. 2 dated November 12, 2015, Supplement No. 3 dated December 1, 2015, Supplement No. 4 dated December 16, 2015 and Supplement No. 5 dated December 18, 2015. Defined terms used herein shall have the meaning given to them in the prospectus, unless the context otherwise requires. The purpose of this Supplement No. 7 is to disclose:

•	the status of our initial public offering; and

•	the acquisition of a first mortgage loan.

Status of Our Initial Public Offering
We commenced our initial public offering of $1.65 billion in shares of common stock on May 6, 2013, of which up to $1.5 billion in shares are being offered pursuant to our primary offering and up to $150 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.

As of February 3, 2016, we received and accepted subscriptions in our offering for 90.4 million shares, or $899.8 million, including 0.4 million shares, or $3.9 million, sold to NorthStar Realty Finance Corp. As of February 3, 2016, 75.4 million shares remained available for sale pursuant to our offering. Our primary offering is expected to terminate on May 6, 2016, unless extended by our board of directors as permitted under applicable law and regulations.

Acquisition of a First Mortgage Loan
On January 29, 2016, we, through a subsidiary of our operating partnership, purchased a $21.1 million senior mortgage loan, or the senior loan, for $16.9 million, or the initial funding, representing a 93% discount to the current outstanding principal amount of $18.2 million. In connection with the purchase of the senior loan, we assumed a $3.0 million future funding obligation. The senior loan was purchased from an unaffiliated third party and is secured by a 59,257 square foot retail property located in San Diego, California, or the property.  We funded the purchase price of the senior loan with proceeds from our ongoing initial public offering and intend to fund the remaining $3.0 million future funding obligation (approximately $50 per square feet) for capital expenditures, tenant improvements and leasing commissions over the term of the senior loan, subject to the satisfaction of certain requirements by the borrower.

The property is in close proximity to several densely populated communities, primary interstate highways and the corporate headquarters of a large U.S. company, and is also occupied by a diverse array of national and local retailers. The borrower is an affiliate of an experienced developer, owner and operator of retail commercial real estate spanning more than 25 million square feet of retail properties, with over 30 years of experience.

The senior loan bears interest at a floating rate of 4.10% over the one-month London Interbank Offered Rate, which generates an effective current yield of 4.72% based on our discounted purchase price. We will earn an exit fee equal to 0.25% of the outstanding principal balance of the senior loan and any unfunded amounts available for disbursement at the time of repayment. The senior loan is currently unlevered and we intend to finance the senior loan with one of our credit facilities in the future.

The remaining term of the senior loan is 30 months, with two 12-month extension options available to the borrower, subject to the satisfaction of certain performance tests and the payment of extension fees. The senior loan may not be prepaid prior to November 8, 2016. Between November 9, 2016 and February 8, 2017, the senior loan may be prepaid, provided the borrower pays an amount equal to the present value of the remaining payments due on the amount prepaid through February 9, 2017, as set forth in the loan agreement. Thereafter, the senior loan may be prepaid in whole or in part without penalty. The underlying loan agreement requires the borrower to comply with various financial and other covenants. In addition, the loan agreement contains customary events of default (subject to certain materiality thresholds and grace and cure periods). The events of default are standard for agreements of this type and include, for example, payment and covenant breaches, insolvency of the borrower, the occurrence of an event of default relating to the collateral or a change in control of the borrower.

The loan-to-value ratio, or LTV ratio, of the senior loan is approximately 78.6%. The LTV ratio is the amount loaned to the borrower net of reserves funded and controlled by us and our affiliates, if any, over the appraised value of the property at the time of origination, or the appraised value. The initial funding represents 73.1% of the appraised value.